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                             February 24, 2023

       Chen Yuanhang
       Chief Executive Officer
       LVPAI GROUP Ltd
       50 West Liberty Street, Suite 880
       Reno, Nevada 89501

                                                        Re: LVPAI GROUP Ltd
                                                            Form 10-K for the
fiscal year ended January 31, 2022
                                                            Response dated
September 15, 2022
                                                            File No. 033-20966

       Dear Chen Yuanhang:

               We have reviewed your September 15, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 1, 2022 letter.

       Form 10-K for the fiscal year ended January 31, 2022

       General

   1.                                                   We note that your
response to prior comment 1 does not appear to address
                                                        several comments
referenced in our Sample Letter to China-Based Companies. In response to this
comment, please confirm that your revised disclosure will address clearly each comment in the
Sample Letter that is applicable to you. See, as examples only,
                                                        Sample Letter comments
8, 14 and 15. In addition, please confirm your future disclosure will address each of
the following:
                                                            the enforcement
risks related to civil liabilities due to you, your sponsor and/or your officers and
directors being located in China or Hong Kong;
                                                            any PRC regulations
concerning mergers and acquisitions by foreign investors to
                                                             which your initial
business combination transaction may be subject; and
 Chen Yuanhang
LVPAI GROUP Ltd
February 24, 2023
Page 2
            the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the
          United States (CFIUS).

       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                         Sincerely,
FirstName LastNameChen Yuanhang
                                                         Division of
Corporation Finance
Comapany NameLVPAI GROUP Ltd
                                                         Office of Real Estate
& Construction
February 24, 2023 Page 2
cc:       Ben Borgers, Esq.
FirstName LastName